Peak Fintech Completes Acquisition of Analytics and AI Company Cubeler Inc.

MONTREAL, QUEBEC - (October 1, 2021) - Peak Fintech Group Inc. (CSE: PKK) ("Peak" or the "Company"), an innovative Fintech service provider and manager of the Cubeler Business Hub, today announced that it has officially acquired analytics and AI company Cubeler Inc. ("Cubeler").

Cubeler (https://www.cubeler.com/) is the developer and owner of the technology that powers Peak's Business Hub. Peak first announced its intension to acquire Cubeler on August 16, 2021 pending satisfactory due diligence, a pricing report on Cubeler and a fairness opinion from an independent third party on the proposed acquisition. Peak is pleased to announce that it has now acquired 100% of Cubeler's issued and outstanding shares form Cubeler's shareholders in exchange for $1,000,000 in cash and 11,133,012 common shares of Peak (the "Acquisition"). Under the terms of the Acquisition, the Peak common shares received by Cubeler's shareholders will initially be restricted for a four-month period, following which 50% of the shares will be free-trading and the remaining 50% will be released and become free-trading over a two-year period on the anniversary date of the closing of the transaction.

With the acquisition of Cubeler, Peak now owns the worldwide commercial rights to the Business Hub concept, which the Company is looking forward to expanding beyond China's boarders, beginning with a Hub in Canada planned for later this year. "We couldn't be more excited about getting this transaction closed to finally be able to launch our operations here in our own backyard," commented Peak CEO Johnson Joseph. "I'd like to take this opportunity to thank our Canadian financial institution partners and the hundreds of SMEs that have pre-registered on the platform and have been patiently waiting for the Canadian launch of the Hub. I promise we'll do our best to get going as quickly as possible to do whatever we can to help your businesses reach new heights. We've been able to fill some key positions to help us do that over the past couple of months, but we still have more to fill. So, if you're reading this news release and have skills in AI, analytics, marketing, software development, graphic design, etc., consider this a personal invitation, we'd love to hear from you. Please send us your CV at careers@cubeler.com and let's work together to use the power of AI and analytics to help small businesses around the world continue to positively impact their communities".

The Acquisition is expected to constitute a "related party transaction", as defined within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101"), as Johnson Joseph, Chief Executive Officer and director of Peak; Liang Qiu, director of Peak; Jean Landreville, Chief Financial Officer of Peak; Charles-André Tessier, director of Peak; and Mark Dumas, director of Peak (collectively the "Related Parties"), are all shareholders of Cubeler. The Acquisition will be exempt from (i) the formal valuation requirements of Section 5.4 of MI 61-101 by virtue of Subsection 5.5(a) of MI 61-101, and (ii) the minority shareholder approval requirements of Section 5.6 of MI 61-101 by virtue of Subsection 5.7(1)(a) of MI 61-101 on the basis that the fair market value of the consideration to be received by the Related Parties shall not exceed an amount equal to 25% of Peak's market capitalization.

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating primarily in the commercial lending industry. Peak's subsidiaries bring together lending financial institutions and businesses to create the Cubeler Business Hub, an ecosystem where analytics and artificial intelligence are used to facilitate transactions among members of the ecosystem. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets	MZ Group - MZ North America	Peak Fintech Group
Cathy Hume, CEO	Mark Schwalenberg, CFA	Barry Ellison, Director of Marketing and Communications
416-868-1079 ext.: 251	1-312-261-6430	514-340-7775 ext.: 521
cathy@chfir.com	PEAK@mzgroup.us	bellison@peakfintechgroup.com

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Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.